EXPENSE CAP/REIMBURSEMENT AGREEMENT

     This Agreement is entered into as of December 10, 1999 between Light Index Investment Company (the "Adviser") and
Light Revolution Fund, Inc. (the "Company") on behalf of the
Light Revolution Fund (the "Fund").

     WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses do not exceed the levels described below.

     NOW THEREFORE, the parties agree as follows:

     The Adviser agrees that until March 31, 2001, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated May 15, 1999, and/or assume expenses for the Fund to the extent necessary to ensure that the Fund's total operating expenses (on an annual basis) do not exceed 2.00% of the Fund's average daily net assets.

     The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.



                              LIGHT INDEX INVESTMENT COMPANY


                              By:  /s/ Henry Hewitt
                                 -------------------------------
                                 Henry Hewitt, III, President


                              LIGHT REVOLUTION FUND, INC.


                              By:  /s/ Charles M. O'Herin
                                 ------------------------------
                                 Charles M. O'Herin, Vice President,
                                 Secretary and Treasurer